12g3-2(b)

07024568

SEC MAIL RECEIVED PROCESSING
JUN 13 2007
WASH. D.C. 186 SECTION

5 June 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

6/20

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

INVESTMENT MANAGERS

Trinity Mirror PLc
One Canada Square
Canary Wharf
London
E14 5AP

4 June 2007
Your ref : COMPANY SECRETARY

SEC MAIL PROCESSING
RECEIVED
JUN 13 2007
WASH, D.C. 186 SECTION

Direct telephone number 020 7003 2637
Contact : Terry Marsh

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES

TRINITY PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 03/06/07, is as per the attached Appendix.

Yours Faithfully,

OSSM Workflow Manager

OSSM Workflow Manager

293.225.138
1.661.864
Inc
14.39%

A: Voting rights attached to shares							
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0903994	40,546,170	40,546,170	4,890,369	4,890,369	37,317,665	1.67 1 66	12.73

B: Financial Instruments				
Resulting situation after triggering transaction				
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
42,208,034	14.40% 14 35 %

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	
3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	03/06/2007
6.Date on which issuer notified	04/06/2007
7. Threshold(s) that is/are crossed or reached:	14 %.
8. Notified details:	

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13.Additional Information:	
14. Contact Name	Terry Marsh
15. Contact telephone number	020 7003 2637

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund **Indirect**	2,403	0.00082
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	416,200	0.14195
AXA Rosenberg **Direct**	328,000	0.11187
Sun Life Unit Assurance Ltd A/c X **Direct**	325,000	0.11085
Sun Life Unit Assurance Ltd A/c X **Direct**	105,000	0.03581
AXA UK Investment Co ICVC Global Growth Fund **Indirect**	6,047	0.00206
PPP Healthcare Group plc **Direct**	18,474	0.00630
Sun Life Pensions Management Ltd **Direct**	46,964	0.01602
Sun Life Pensions Management Ltd A/c **Direct**	500,000	0.17054
Sun Life Assurance Society Plc **Direct**	164,500	0.05611
AXA Rosenberg **Direct**	245,000	0.08356
AXA Insurance UK **Direct**	192,800	0.06576
AXA UK Group Pension Scheme **Indirect**	9,000	0.00307
AXA Financial, Inc **Indirect**	26,777,512	9.13301
AXA Colonia Konzern **Indirect**	21,518	0.00734
Sun Life International (IOM) Ltd	300,000	0.10232

Direct		
AXA France	4,795	0.00164
Indirect		
AXA Rosenberg	10,284,728	3.50781
Indirect		
AXA Financial, Inc *	211,662	0.07219
Indirect		
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	71,235	0.02430
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	197,700	0.06743
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	51,763	0.01765
Sun Life Pensions Management LTAV UK Equity **Direct**	344,813	0.11761
Sun Life Pensions Management ABL High Alpha **Direct**	1,106,900	0.37753
Sun Life Pensions Management FTSE All Share Tracker **Direct**	260,195	0.08874
AXA Winterthur **Direct**	76,525	0.02610
SUN LIFE WITH PROFIT Transition Direct	**133,800**	0.04564
AXA SUN LIFE WITH PROFIT Transition Direct	**5,500**	0.00188
Total Direct	**4,890,369**	**1.66796**
Total Indirect	**37,317,665**	**12.72794**
TOTAL	**42,208,034**	**14.39589**

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

The RNS number for the announcement is 7901X.

Announcement 7901X will now appear in your Status List.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		11:45 5 Jun 07		

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in Trinity Mirror plc Ordinary Shares of 42,208,034 (previously 40,546,170), representing 14.39% of the issued share capital divided as 4,890,369 direct(1.66%) and 37,317,665 indirect (12.73%).

END

END

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